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                             June 18, 2020

       Trevor Baldwin
       Chief Executive Officer
       BRP Group, Inc.
       4211 W. Boy Scout Blvd., Suite 800
       Tampa, FL 33607

                                                        Re: BRP Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 15,
2020
                                                            CIK No. 0001781755

       Dear Mr. Baldwin:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance
       cc:                                              Richard D. Truesdell,
Esq.